Exhibit 12


                            SOUTH JERSEY GAS COMPANY
  Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
                                 (IN THOUSANDS)



                                                           Fiscal Year Ended December 31,
                                    -------------------------------------------------------------------------------

                                             2004            2003            2002           2001            2000
                                    -------------------------------------------------------------------------------

Net Income*                                 $31,462         $26,608        $23,222         $21,527         $21,855

Income Taxes, Net                            22,969          19,619         17,372          15,693          16,703

Fixed Charges**                              18,639          19,868         20,972          23,409          24,255

Capitalized Interest                           (733)           (564)          (359)           (221)            (24)
                                    -------------------------------------------------------------------------------


Total Available for Coverage                $72,337         $65,531        $61,207         $60,408         $62,789
                                    ===============================================================================



Total Available                                3.9x            3.3x           2.9x            2.6x            2.6x
------------------------------------

Fixed Charges





 *  Net Income before Discontinued Operations

**  Fixed charges consist of interest charges and preferred
     dividend requirement amounting to $135,000 in 2004 ( rentals are not material).
